FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

26 October 2006

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
FORM 6-K: TABLE OF CONTENTS

99.1	Trading Update — 26 October 2006

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	26 October 2006

Exhibit 99.1
26th October 2006
CADBURY SCHWEPPES UPDATES ON TRADING AHEAD OF INVESTOR SEMINAR
Ahead of our investor seminar in London on 30th October and New York on 31st October, Cadbury Schweppes is updating the market on the trading outlook for the Group for 2006.
Trading in three of our four regions is in line with expectations at the interim results. However, EMEA’s performance is being impacted by difficult conditions in the UK.
We continue to make good progress in Americas Beverages, Americas Confectionery and Asia Pacific driven by innovation and emerging markets, with share gains in key markets including US carbonates and US gum. Our emerging markets businesses are growing strongly, and our Mexican confectionery business is showing an improved performance. The integration of our bottling acquisitions is on track, with good early progress being made on cost and revenue synergies.
In EMEA, we have seen improvement in Western Europe, Turkey and the Middle East. Russia has performed better after a slow start to the year. Our business in Nigeria (where we now have majority ownership) continues to grow, but performance is being affected by the recent political and economic volatility.
In the UK, ahead of the important Christmas season, consumer confidence in the Cadbury brand is recovering well, with our perception surveys showing a return to near pre-recall levels. However, the UK confectionery market has been weaker than expected, with sales since the beginning of July 5% lower year-on-year, largely as a result of unseasonably warm temperatures. Nevertheless, our overall confectionery market share remains ahead year-on-year, and our chocolate market share is strengthening, driven by our recently launched innovations, Cadbury Melts and Flake Dark, which are performing strongly.
Like-for-like revenue growth for 2006 for the Group excluding the UK is expected to be around the top end of our goal range. However, including the UK, we now expect overall Group revenue growth for the full year to be around the middle of our goal range. Given weaker trading in our high margin UK and Nigerian businesses, it is unlikely that we will see progression in underlying Group margins for the year as a whole.
Todd Stitzer, Chief Executive Officer, said: “We’re pleased that the majority of our businesses are performing well with innovation and emerging markets continuing to drive good growth in the Americas and Asia Pacific. Despite the impact of the product recall and weak confectionery market in the UK, we are encouraged by the recovery in consumer confidence and the successful launch of some new products. As we enter this very important trading period, overall the Group is in good shape and we expect to deliver revenue growth in the middle of our goal range.”
Next Events
Forthcoming Group announcements/events are listed below:

30 & 31 October 2006	Investor Seminar
12 December 2006	Preliminary Trading Update
20 February 2007	Announcement of Preliminary Results
Ends

For further information Cadbury Schweppes plc	+ 44 20 7409 1313 http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd Katie Macdonald-Smith

The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith
Teleconference Calls
A teleconference for media will take place at 7.30am (BST) today.

Dial-in numbers:	UK Toll	+ 44 207 365 1854
	Alternative Number	0800 032 3808
Replay	UK Toll	+44 207 806 1970
Replay Access Number:		9450819#
A teleconference for analysts and investors will take place at 8.30am (BST) today, 9.30am (central Europe).

Dial-in numbers:	UK and Europe	+44 (0)20 7138 0836
	USA	+1 718 354 1172
Replay	UK and Europe	+44 (0)20 7806 1970
	USA	+1 718 354 1112
Replay Access Number:		6337455#
A further teleconference call for analysts and investors will take place at 3pm (BST) today, 4pm (central Europe), 10am (EST).

Dial-in numbers:	UK and Europe	+44 (0)20 7138 0836
	USA	+1 718 354 1172
Replay	UK and Europe	+44 (0)20 7806 1970
	USA	+1 718 354 1112
Replay Access Number:		4800695#
Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes to Editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery business and has a strong regional beverages presence in North America and in Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 70,000 people.